

March 4, 2014

Via E-Mail
Mr. Dirk Montgomery
Chief Financial Officer
Ascena Retail Group, Inc.
30 Dunnigan Drive
Suffern, NY 10901

> **Re: Ascena Retail Group, Inc.**
> **Form 10-K for the Fiscal Year Ended July 27, 2013**
> **Filed September 24, 2013**
> **File No. 333-168953**

Dear Mr. Montgomery:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 27, 2013

General

1. Please include your current fiscal year end in the Company Data section of EDGAR.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27

2. In this section on pages 31 and 36 and in the business section on page 5, you present reconciliations from the income of your segments to a GAAP income amount. However, you also present a subtotal in these reconciliations that adds the income of your segments together. Since this subtotal does not appear to represent a GAAP income amount and it is presented outside of the segment footnote reconciliation, it appears to represent a non-

GAAP measure. In future filings, please either remove this subtotal or provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 104.04, which can be found at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please provide us your proposed disclosure.

Financial Condition and Liquidity
Cash Flows, page 38

3. In future filings, please provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K.

Contractual and Other Obligations, page 42

4. In future filings, please revise the table to include interest payments on your debt. Please also disclose in a footnote any assumptions you made in arriving at these amounts. Refer to Item 303(a)(5) of Regulation S-K.

Consolidated Financial Statements
Consolidated Statements of Operations, page F-3

5. In future filings, please revise your footnote disclosures to clarify, if true, that you allocate a portion of your depreciation and amortization to cost of goods sold. If you do not allocate a portion to cost of goods sold, please tell us how you considered the guidance in SAB Topic 11.B, including depreciation and amortization not being positioned in your statement of operations in a manner which results in reporting a figure for income before depreciation like gross margin. Please provide us your proposed disclosures.

Note 2. Basis of Presentation
Cost of Goods Sold, page F-9

6. You exclude costs related to your buying function from cost of goods sold. Please tell us what these costs represent and how you concluded that these amounts were not directly or indirectly incurred in bringing an article to its existing condition and location. Refer to ASC 330-10-30-1.

Note 20. Segments, page F-35

7. You disclose your operations are largely concentrated in the United States and Canada. Foreign operations appear to comprise 28% of your pretax income from continuing operations for the year ended July 27, 2013. Please disclose in future filings the amounts of your revenues and long-lived assets that are domestic and foreign in the format required by ASC 280-10-50-41. Please provide us your proposed disclosures.

8. In future filings, please disclose your revenues by product offering. Refer to ASC 280-10-50-40. Please provide us your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dee Dee Hurst at 202-551-3681 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining